Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-107102 on Form S-8 of our report relating to the consolidated financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the differences between International Financial Reporting Standards as adopted by the European Union and accounting principles generally accepted in the United States of America) of Mittal Steel Company N.V. dated April 16, 2007, and our report relating to management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 20-F/A of Mittal Steel Company N.V. and subsidiaries for the year ended December 31, 2006.

/s/ Deloitte Accountants B.V.

Rotterdam, The Netherlands

June 29, 2007